March 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altamira Therapeutics Ltd. (the “Company”)
Withdrawal of Request for Acceleration
Registration Statement on Form F-1 (File No. 333-269823)

Ladies and Gentlemen:

On March 13, 2023, the Company requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00PM on Wednesday, March 15, 2023 or as soon thereafter as practicable. We hereby withdraw such request.

Very truly yours,

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chief Executive Officer